UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on contract with COPERGÁS

—

Rio de Janeiro, July 3, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that, following up on the release disclosed on 05/29/23, it has entered into a new natural gas purchase and sale contract with Companhia de Gás de Pernambuco - (COPERGÁS), effective as of January 2024 until December 2034, in the estimated amount of R$ 6.7 billion.

The contract is the result of the Public Call nº 003/2022 carried out by COPERGÁS, which aims at the supply of natural gas to meet the regulated market, whose concession area is located in the state of Pernambuco. The new contract reinforces the commercial partnership between the companies, maintaining security and reliability in competitive commercial conditions in a scenario of market opening and diversification of natural gas supply.

Once the regulatory rite has been established, the contract will be sent to the National Petroleum, Natural Gas and Biofuels Agency (ANP), which is responsible for publicizing it in accordance with ANP Resolution No. 52/2011, which, in paragraph 6 of article 11, provides that the Agency will give full publicity to natural gas purchase and sale contracts signed between traders and local piped gas distributors to serve captive markets.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer